07022187

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manufacturas de Papel C.A. (MANPA)

*CURRENT ADDRESS Av. Francisco de Miranda con Av. El Bosque
Urb. El Bosque, Torre Country Club, Piso 12
Municipio Chacao - Caracas
J-000235309

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 06 2007
THOMSON FINANCIAL

FILE NO. 82- 04240 FISCAL YEAR 12/31/05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 4/4/07

082-04240

MANUFACTURAS DE PAPEL C.A.
MANPA S.A.C.A

AR/S
12-31-05

ANNUAL REPORT
2005

MANPA

Caracas, March 31, 2006.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL C.A. MANPA S.A.C.A. TO THE GENERAL SHAREHOLDERS' MEETING CORRESPONDING TO THE FISCAL YEAR FROM JANUARY THE 1ST TO DECEMBER THE 31ST, 2005

Dear shareholders:
Below we are pleased to submit to your attention the Management Report corresponding to the fiscal year ended at December 31, 2005.

In the year 2005, the company developed its operations in a financial environment mainly characterized by the following factors:

1. The government implemented a price regulation system in the year 2003 which set the Maximum Public Sales Price (PMVP in Spanish) of hygienic paper that has not been modified. In addition, the foreign exchange rate during the term from January 2003 to December 2005 changed from Bs.1,600/US$2,150 or 34.4% approximately whereas the accumulated inflation for the same period reached 73.2% according to the figures of the Venezuelan Central Bank. This has caused a reduction of the profitability margin in the Hygienic Product Divisions due to the no acknowledgement of the cost increases during the last 3 years. The Hygienic Paper Division in the year 2005 represented 43% of the total volume of company businesses.

2. Foreign exchange rate of Bs.2,150/US$ nominally overvalued 28.4% when compared to the commercial equilibrium rate of Bs.2,761/US$ according to the company of financial studies METROECONOMICA. This has caused a negative effect of competition on the local production by reducing import products, given the existing subsidy in the exchange parity.

3. 57.8% growing of White Paper Imports when going from 58,633 MT during the period January-November 2004 to 76,773 MT for the same period of 2005 according to the figures of the Venezuelan National Statistics Institute (INE in Spanish). This situation negatively impacted the profitability of Divisions such as: Printing Paper, Writing Paper, Wrapping and Conversion Paper.

4. Increase in the price of imported pulp, a main raw material of our products in US$85 per metric ton or 16.5% when going from an average US$515 per metric ton in the year 2004 at US$600 per metric ton in the year 2005.

5. Local inflation of 14.35% for the period according to the figures published by the Venezuelan Central Bank.

Moreover, the company Board of Directors in its meeting No.940 as of December 2, 2005 decided to adapt to the International Financial Reporting Standards (IFRS) to prepare and submit its consolidated financial statements for the year ended at December 31, 2005 as official information, complying with Resolutions No.157-2004 and 177-2005 by the National Securities and Exchange Commission (CNV).

This decision brings about the following benefits, among other:

1. More transparency and easiness to make comparisons at an international level for current shareholders and potential investors.

2. Acknowledgment that the financial statements are prepared according to international standards.

3. Stricter requirements in terms of notes and financial disclosures.

4. Substantial improvements in management reports and internal control systems.

In the year 2005, the total volume of company paper sales amounted to 129,539 MT a reduction of 9.73% when compared to 143,499 MT sold during the year 2004. This is mainly a consequence of the foreign exchange overvaluation and of the paper import volume occurred during the period.

During the fiscal year ended at December 31, 2005 there was a net income amounting to Bs.35,838 million according to the International Financial Reporting Standards. Net sales amounted to Bs.375,060 million, which compared to the sales of the year 2004 that amounted to Bs.383,153 million represent a reduction of only 21% although the factors mentioned at the beginning of this report.

In 2005, the company made capital investments amounting to 9,454 million and were basically addressed to acquire machinery to modernization of conversion areas as well as equipment and industrial spare parts to maintain and optimize production processes.

Continuing with the traditional policy of dividends the company decreed during the General Shareholders' Meeting held in March 2005 an ordinary dividend of Bs.10 per share comprising the capital stock of the company, equivalent to Bs.22,940 million. Likewise, during October of that same year, the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.10 per share comprising the capital stock of the company. The total dividends allocated during the fiscal year 2005 amounted to Bs.45,880 million that represent an increase of Bs.20,646 million or 81.8% in comparison to the dividends decreed and paid during the year 2004.

In order to improve and strengthen our human resources as well as to comply with the different laws and regulations of the Bolivarian Republic of Venezuela in management, professional, technical and industrial safety areas, the company carried out its Annual Training Plan in which a total 63,612 hours/men was invested.

We would like to remind you that as it was informed in the Meeting held on March 2005, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in order to adapt to Resolution No.19-1-2005 as of February 2, 2005 issued by the National Securities and Exchange Commission in regard to the principles of Corporate Governance, established an Audit Committee which was mainly comprised by Independent Directors according to the criteria included in the aforementioned resolution.

The Board of Directors thus presents the most outstanding facts that took place during the fiscal year ended at December 31, 2005 and is willing to thank its entire personnel whom effort and performance helped achieved the company goals.

Pursuant to the Code of Commerce, this Management Report, in view of the Report by the statutory Auditors, together with the Balance Sheet and the Profit and Loss Statement for the fiscal year from January the 1st to December the 31st, 2005 prepared according to the International Financial Reporting Standards (IFRS) is submitted to the Meeting for its approval.

Sincerely,
Lic. Carlos E. Delfino T.
Chairman of the Board of Directors.

INTERPRETE PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:——————————————

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Report by the Independent Public Accountants

Consolidated Financial Statements for the years ended at December 31, 2005 and 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

[Letterhead of Deloitte]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2005 and 2004, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, in bolivars and according to International Accounting Standards (IAS). These financial statements were prepared by and are the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on selective tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

In our opinion, the aforementioned consolidated financial statements reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2005 and 2004 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for by the International Accounting Standards (IAS).

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its meeting No.940 decided early adoption of the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV). As demanded for by IAS 1, consolidated financial statements and their explanatory notes for the year 2004 prior reported in our report dated February 14, 2005 were restated to adapt them to the base used to report the year 2005.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10171

C.N.V. No.S-796

Valencia – Venezuela, February 24, 2006 ——————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2005 AND DECEMBER 31, 2004

(Stated in thousand bolivars)

	Notes	2005	2004
ASSETS			
NON-CURRENT ASSETS:			
Properties, plant and equipment – net	2	432,900,402	444,876,361
Participations in associates and joint business	3	1,040,295	1,847,041
Total non-current assets		433,940,697	446,723,402
CURRENT ASSETS:			
Expenses paid in advance		1,111,934	698,345
Inventories	4	57,511,130	32,771,083
Advances to suppliers		3,520,063	3.852.252
Bills and accounts receivable – net	5	95,337,271	79,397,112
Investments available for sale	6	8,816,776	899,770
Cash and cash equivalent	7	16,111,833	22,499,405
Total current assets		182,409,007	140,117,967
TOTAL		616,349,704	586,841,369
SHAREHOLDERS´ EQUITY AND LIABILITIES			
SHAREHOLDERS´ EQUITY:	8 and 9		
Capital stock		69,632,690	69,632,690

REPUBLICA DE VENEZUELA 4 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Accrued result from translation of foreign subsidiary and joint business abroad		206,308	28,224
Retained earnings:			
Legal reserve		6,963,269	6,963,269
Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries		119,593,551	119,593,551
Undistributed		227,169,429	237,211,354
Non- realized result on investments	6	(999,188)	156,935
Total shareholders´ equity		422,566,059	433,586,023
NON-CURRENT LIABILITY			
Provision for severance benefits, long-term advances net		3,572,106	2,487,419
Deferred income tax	11	54,549,608	67,234,527
Total non-current liabilities		58,121,714	69,721,946
CURRENT LIABILITY:			
Provision for seniority payment, short-term advances net		3,869,781	2,694,707
Bills payable	10	-	2,486,040
Commercial papers	10	2,946,531	2,890,210
Short term loans	10	47,019,985	13,459,268
Dividends payable	8	8,733,509	4,145,728
Tax income payable	11	293,748	14,742,783
Accounts payable	12	72,798,377	43,114,667
Total current liability		135,661,931	83,533,400
Total liability		193,783,645	153,255,346
TOTAL		616,349,707	586,841,369

See Notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

REPUBLICA ... VENEZUELA
5
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousand bolivars)

	Notes	2005	2004
Income for sales	13	375,060,280	383,152,932
Sales cost	14	284,444,405	270,855,826
Gross income		90,615,875	112,297,106
Cost and expenses:			
Sales expenses	14	30,939,453	22,282,173
Overheads and administrative expenses	14 and 18	18,985,181	17,608,086
Income form selling assets		-	(341,751)
		49,924,634	39,548,508
Income from operations		40,691,241	72,748,598
Participation in results from joint business	3	(919,621)	(369,267)
Financial costs		(4,664,484)	(3,013,243)
Financial incomes		678,654	445,324
Exchange differences – net	20	3,565,400	2,954,693
Loss from swap operations with securities		(3,671,665)	(7,411,275)
Other income (expenditure):			
Provision for investments		-	366,311
Net loss in hedge agreement in foreign currency		-	(417,348)
ADR commissions		(505,370)	(646,810)
Bank debit tax		(3,089,757)	(3,105,931)
Others – net		(623,152)	561,252
		(9,292,995)	(10,636,294)
Income before taxes		31,461,246	62,112,304
Income tax	11	4,377,017	(8,425,242)
Net income		35,838,263	53,867,062
Net income per share:			
Basic	1	15.62	23.40
Diluted	1	15.62	23.40

See Notes to the consolidated financial statements ---

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2005 and 2004 attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thousands of bolivars)

	Notes	2005	2004
OPERATING ACTIVITIES:			
Net income		35,838,263	53,687,062
Adjustments to reconcile the net income with the cash provided for by operating activities:			
Exchange differences - net	20	(3,565,400)	(2,954,693)
Participation in results from joint business		919,621	369,267
Deferred income tax	11	(12,684,919)	(10,838,938)
Tax provision	11	8,307,902	19,264,180
Result non-realized in investments		(1,156,123)	156,935
Result from translation of subsidiary and joint business		(803,587)	(1,876,643)
Result from selling property, plant and equipment	2	-	341,751
Financial costs		4,664,484	3,013,243
Financial income		(678,654)	(445,324)
Depreciation	2	22,299,074	21,584,495
Operating cash flows before movements of working capital		53,140,661	82,301,335
Changes in operating assets and liabilities:			
Reduction (increase) in:			
Bills and accounts receivable		(12,204,966)	(23,103,766)
Advances to suppliers		1,873,901	(600,012)

Inventories		(24,740,047)	6,146,674
Expenses paid in advance		(413,589)	108,981
Increase (reduction) in:			
Accounts payable		26,397,944	(8,106,374)
Provision for seniority payment, net payment		2,259,764	696,779
Paid interests		(3,246,770)	(2,751,837)
Collected taxes		678,654	445,324
Paid taxes		(22,756,937)	(11,182,257)
Net cash provided for operating activities		20,988,615	43,954,847
INVESTMENT ACTIVITIES:			
Increase in investments available for sale	6	(7,917,006)	(791,970)
Acquisition of property, plant and equipment	2	(9,454,319)	(12,825,486)
Net cash used in investment activities		(17,371,325)	(13,617,456)
FINANCING ACTIVITIES:			
Increase in short-term loans	10	31,143,003	2,518,700
Amount of commercial papers issuing	10	8,808,700	11,937,900
Amortization of commercial papers	10	(8,752,379)	(14,475,232)
(Reduction) increase in bills payable	10	(2,486,040)	1,263,309
Cash dividends	8	(41,292,407)	(26,267,362)
Net cash used in financial activities		(11,579,123)	(25,022,685)
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		(7,961,833)	5,314,706
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	1,574,261	3,418,780
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	22,499,405	13,765,919
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		16,111,833	22,499,405

See notes to the consolidated financial statements ——————————————

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004

(Stated in thosand bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Accounting Standards (IAS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, in regard to those in effect at the time of preparing the Company consolidated financial statements for the year 2004, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

Note 22 shows the reconciliation demanded by the IAS 1 among the consolidated financial statements for the year ended at December 31, 2004 and that, therefore, appear in the Company consolidated financial statements corresponding to that fiscal year, and the consolidated financial statements according to the new regulations.

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS. Pursuant to the demands by the IAS 1, the information comprised in the consolidated financial statements and explanatory notes referred to the year 2004 are presented, for comparison purposes, with similar information related to the year 2005.

At the date of issuing these consolidated financial statements, the following standards and interpretations were issued but will be effective from January the 1st, 2006:

- IAS 7 – Financial instruments – information to be disclosed.
- IFRIC 4 – Determination if a contract includes leasing.
- Revision of IAS 1 – Presentation of financial statements – Information to be disclosed about capital stock.
- Revision of IAS 39 – Financial instruments – Acknowledgements and valuation.

Company management is in the process of evaluating the impact of the foregoing standards on the attached consolidated financial statements.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the year ended at December 31, 2004 prepared in compliance with the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission were approved by the Shareholders´ Meeting on March 17, 2005. Consolidated financial statements corresponding to the year ended at December 31, 2005 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the

Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),
- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 12),
- Estimated accruals payable (Note 12),
- Probability of contingencies (Notes 11 and 21),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 20),
- Price control on certain products commercialized by the Company (Note 19).

Although these estimates are made based on the best information available at December 31, 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recylcing, Inc. (domiciled in the United Status), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders' equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.

Entity	% of Voting Rights	Reason why it is considered Associated
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

m. ***Bank loans and obligations and commercial papers*** – Loans and obligations and commercial papers are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash [illegible] and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2005 and 2004, the yearly average interest rate was 13.62% and 14.97%, respectively.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 11 and 21).

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so.

q. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At closure of the year 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using he tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

w. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

x. **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. Transactions in foreign currency – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different form the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT

For the years ended at December 31, 2005 and 2004 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2003	90,119,622	358,507,147	6,765,472	-	455,392,241
Additions	17,749	1,577,993	879,830	10,349,914	12,825,486
Withdrawals	-	(3,861)	(6,050)	-	(9,911)
Effects for translation of foreign affiliate	218,567	834,010	19,385	-	1,071,962
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,778
Additions	41,330	2,943,164	1,676,524	4,793,301	9,454,319
Transfers	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,934	489,070	1,259,343
At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
ACCUMULATED DEPRECIATION:					
At December 31, 2003	(189,387)	(2,139,567)	(20,915)	-	(2,349,869)

Additions	(3,851,609)	(16,710,512)	(1,022,374)	-	(21,584,495)
Withdrawals	-	-	9,835	-	9,835
Effects for translation of foreign affiliate	(38,489)	(445,134)	4,735	-	(478,888)
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402
Total at December 31, 2004	86,276,453	341,620,076	6,629,918	10,349,914	444,876,361

The Company has given certain fixed assets as collateral (See Note 21).

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2005 amount to Bs.9,500 million and Bs.10,745 million, respectively (See Note 16).

At December 31, 2005 and 2004 assets leased amount to Bs.9,928 million and Bs.10,410 million, respectively (See Note 16).

At December 31, 2005 the Company holds assets amounting to Bs.7,359 million, corresponding to property, plant and equipment owned by a foreign-based affiliate.

At December 31, 2005 the Company formalized contractual commitments to acquire property, plant and equipment amounting to Bs.1,078 million.

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At December 31, participation in associated companies and joint businesses comprises the following (in thousand bolivars):

	2005	2004
Participation in associated companies	-	-
Participation in joint businesses	1,040,295	1,847,041
	1,040,295	1,847,041

Participation in associated companies

At December 31, participation in associated companies comprises the following (in thousand bolivars):

	%	2005	2004
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112
Central Cariaco	25.62	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619
		3,515,345	3,515,345
Less – Losses from deterioration		(3,515,343)	(3,515,343)
		-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At December 31, participation in joint businesses comprises the following (in thousand bolivars):

	%	2005	2004
Simco Recycling Inc.	50	(2,432,726)	(1,110,720)
Manpa Centroamérica, C.A.	50	3,473,021	2,957,761
		1,040,295	1,847,041

At December 31, 2005 and 2004 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs.(919.6) million and Bs.(369.3) million, respectively.

Combined financial statements most recently condensed are summarized as follows (in thousand bolivars):

	2005	2004
Current assets	12,414	10,533
Total assets	17,533	16,488
Current liability	14,568	11,619
Shareholders´ equity	2,096	3,939
Total liabilities and shareholders´ equity	17,533	16,488
Net sales	29,986	24,553
Loss from operations	(1,413)	(101)
Net loss	(2,141)	(1,690)

Companies indicated above are not included in claims, trials or extrajudicial actions that may mean the existence of contingent liabilities.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2005	2004
Finished products	20,656,984	8,688,241
In-process products	366,120	73,411
Raw materials	18,567,845	17,322,102
Spare parts	6,998,642	5,661,140
In-transit inventory	12,584,822	3,081,668
	59,174,413	34,826,562
Less – provision for obsolescence	(1,663,283)	(2,055,479)
	57,511,130	32,771,083

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

Compromises to purchase raw materials (paper pulp and wastes) for the year 2006 amounted to Bs.9,942 million.

For the years ended at December 31 the movement of the provision for obsolescence is as follows (in thousand bolivars).

	2005	2004
Initial balance	(2,055,479)	(1,080,000)
Provision	-	(975,479)
Reverse	392,196	-
Final balance	(1,663,283	(2,055,479)

The reverse of the provision is based on new estimates in regard to obsolescence of supplied inventories.

5. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2005	2004
Commercial	56,958,238	62,507,057
Related companies (Note 17)	12,413,496	10,946,691
Employees	429,642	482,280
Sundry debtors	872,084	599,333
Income tax paid in advance	2,400,339	-
VAT – paid in excess (Note 11)	14,904,864	4,277,288
Tax credit VAT – Net for compensating (Note 11)	1,492,571	-
Guaranteed deposits	7,523,954	2,533,503
	96,995,188	81,346,152
Less – provision for doubtful accounts	(1,657,917)	(1,949,040)
	95,337,271	79,397,112

The average credit period given to national clients ranges from 7 to 60 days, and for export clients from 60 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

	2005	2004
Initial balance	(1,949,040)	(2,999,993)
Provision	(772,485)	(1,207,193)
Sanctions	1,063,608	2,258,146
	(1,657,917)	(1,949,040)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value.

6. INVESTMENTS AVAILABLE FOR SALE

At December 31, the investments available for sale at short-term comprise the following (in thousand bolivars):

	2005	2004
Investment and shares available for sale	902,184	899,770
Bonds available for sale	7,914,592	-
	8,816,776	899,770

Investments and shares available for sale

At December 31, investments and shares available for sale include the following (in thousand bolivars):

	2005	2004
Investment portfolio	759,578	677,749
Shares in:		
Central Portuguesa, S.A.	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	142,606	222,021

Corporación Forestal Venezuela, C.A.	47,817	47,81[illegible]
	1,304,517	1,302,103
Less – loss from deterioration	(402,333)	(402,333)
	902,184	899,770

At December 31, 2005 the Company keeps Bs.77.5 million of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

Bonds available for sale

At December 31, 2005 investments available for sale include the following (in thousand bolivars):

	Acquisition Cost	Non-Realized Result	Reasonable Value
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 31, 2005 the Company holds Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity. These non-realized losses do not represent a permanent deterioration of the market value of bonds.

Bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution (See Note 10).

Non-realized result in investments

	2005	2004
Investment and shares available for sale	77,520	156,935
Bonds available for sale	(1,076,708)	-
	(999,188)	156,935

7. CASH AND CASH EQUIVALENTS

At December 31, cash and cash equivalents comprise the following (in thousand bolivars):

	2005	2004
Cash and cash in banks	2,808,221	8,347,453
Bank placements	13,303,612	14,151,952
	16,111,833	22,499,405

8. SHAREHOLDERS' EQUITY

Capital stock

The capital stock of the Company amounts to Bs.2,294,009,424 of the capital stock comprised by 2,294,009,424 nominal shares of Bs.10 each, fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596,000 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2005 and 2004 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	2005	2004
Affiliates:		
Vencaribbean Paper Products, Ltd.	(347,673)	(322,884)
Joint businesses:		
Manpa Centroamérica, C.A.	829,702	472,575
Simco Recycling Inc.	(275,721)	(121,467)
	206,308	28,224

Cash dividends

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240.

On March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,544. Likewise, on October 1, 2004 the

Shareholders' Meeting agreed to decree a special cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2005 and 2004 the accumulated deficit of the affiliates included in the retained earnings amount to Bs.7,207 million and Bs.7,320 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.35,531 million and Bs.208,122 million, respectively, at December 31, 2005; and Bs.62,775 million and Bs.218,471 million, respectively, at December 31, 2004 respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2005 and 2004 the net income includes Bs.7,683 million and Bs.19,057 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2005 outstanding ADRs is 31,959,483.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 70.53% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 20).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

10. ISSUANCE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

At December 31, commercial papers and short-term loans are comprised as follows (in thousand bolivars):

	2005	2004
Issuance of commercial papers	2,946,531	2,890,210
Short-term loans	47,019,985	13,459,268
Documents payable	-	2,486,040
	49,966,516	18,835,518

Issuance of obligations and commercial papers

At December 31, issuance of commercial papers based on the currency in which they are issued and on their interest rate, is as follows (in thousand bolivars):

	2005	2004	Live amount of issuance	Yearly interest rate (%)
Bolivars:				
Fixed interest	2,946,531	2,890,210	3,000,000	11.5%

For the years ended at December 31, the movement of issuing obligations and commercial papers is comprised of (in thousand bolivars):

	2005	2004
Initial balance	2,890,210	2,746,674
Issuances	8,808,700	11,937,900
Repayments	(8,746,600)	(11,803,500)
Net interests	(5,779)	9,136
Final balance	2,946,531	2,890,210

Issued Outstanding commercial papers have February 16, 2006 as maturity date.

For the years ended at December 31, 2005 and 2004 issuances of commercial papers generated discounts in their placements for Bs.332 million and Bs.346 million, respectively.

Short-term loans

At December 31, short-term loans are represented (in thousand bolivars):

	2005	2004
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	47,019,985	13,459,268

At December 31, 2005 the Company holds lines of credit with different financial institutions for Bs.85,200,000 and has available Bs.17,458,861 net of credit portfolio in force (see Note 21) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged between 10.5% and 15% for the year 2005 and 12.46% and 15.17% for the year 2004.

11. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At December 31, 2005 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2005 the Company has filed tax deficiency claims amounting to a total of circa Bs.7,324 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration

Debit and credit balances with the Tax Administration at December 31, are the following (in thousand bolivars):

	2005	2004
Accounts receivable:		
Income tax paid in excess	2,400,339	-
VAT – paid in excess	14,904,864	4,277,288
Tax credit VAT – net to compensate	1,492,571	-
	18,797,774	4,277,288
Accounts payable:		
Income tax payable	293,748	14,742,783
Withheld third-party VAT payable	918,252	740,529
	1,212,000	15,483,312

As of November 24 and 28, 2005 the Company filed with the Tax Administration the tax compensation request of the VAT paid in excess amounting to Bs.11,168 million. According to the provisions of the regulations in effect, the Tax Administration has a maximum term of 90 business days to give an opinion about such request. In view of the administrative silence by the Tax Administration, the Company may bring an action before other institutions.

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2005	2004
Tax on taxable income net	8,820,272	20,223,124
Less:		
Rebate for investments in property, plant and equipment and other credits	(1,341,708)	(366,847)
	7,478,564	19,856,277
Income tax from previous year	829,338	(592,097)

Total current income tax	8,307,902	19,264,180
Deferred income tax	(12,684,919)	(10,838,938)
	(4,377,017)	8,425,242

For the years ended at December 31, 2005 and 2004 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2005		2004	
	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	10,694,824	34	21,118,183	34
Base difference in inventories and fixed assets	4,961,660	16	8,259,300	13
Tax adjustment for inflation	(8,108,928)	(26)	(7,609,773)	(12)
Dividends received				
Foreign income				
Other non-deductible expenses	4,383,932	14	2,028,287	3
Other non-taxable income	(3,111,216)	(10)	(3,107,812)	(5)
Others net			(465,061)	(1)
Effects of rebate for investment in property, plant and equipment	(1,341,708)	(4)	(366,847)	(1)
Tax expenses and tax rate applicable to income as per the books	7,478,564	24	19,856,277	31

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2004. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2005 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2005 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. include tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2005 and 2004 the foreign affiliate Vencaribbean Paper Products, Ltd. Keeps tax losses carryforwards amounting to Bs.9,476 million and Bs.4,245 million, respectively, which do not have maturity date.

The composition of the effect of entries considered to determine the differed income tax at December 31 is shown below (in thousand bolivars):

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

	2005	2004
Liabilities for differed income tax		
Differences based on property, plant and equipment	74,491,457	84,325,609
Income from leasing based on cash	1,189,084	829,880
	75,680,541	85,155,489
Assets for differed income tax		
Base differences on inventories	12,316,343	9,244,579
Provisions and allowances	5,231,073	4,643,953
Base differences on investments	1,667,067	3,857,467
Tax losses carryforwards	1,836,373	94,886
Tax credits carryforwards	80,077	80,077
	21,130,933	17,920,962
Net of differed tax	54,549,608	67,234,527

12. ACCOUNTS PAYABLE

At December 31, accounts payable are comprised as follows (in thousand bolivars):

	2005	2004
Commercial	53,780,859	27,667,140
Related parts (Note 17)	8,585,122	5,215,910
Others	2,229,675	1,024,093
Withheld VAT from third-parties payable	918,252	740,529
Accumulated expenses payable	7,284,469	8,466,995
	72,798,377	43,114,667

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 180 days and that for national ones ranges between advances and 65 days, respectively.

The Company holds license agreements with different providers. At December 31, 2005 and 2004 the Company has registered in results for the use of such licenses Bs.1,505

million and Bs.1,781 million, respectively. Such agreements set forth, among oth
following conditions:

- Payment of royalty percentage on net sales of licensed products.
- Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales established in contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2005 65% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., Exim de Venezuela, The Walt Disney Company, P&L Global Network, New Line Cinema, Emap Power Bikes, Comunidad Huevo, S.A.; and Marvel Characters.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

13. INCOME

At December 31, income includes the following (in thousand bolivars):

	2005	2004
Sales of goods	373,406,646	382,426,108
Income from leasing	845,910	231,000
Income from services	807,724	495,824
	375,060,280	383,152,932

14. RESULTS FROM THE FISCAL YEAR

At December 31, results from the fiscal year of the Company include the following debit balances (in thousand bolivars):

	2005	2004
Depreciation and amortization	22,299,074	21,584,495
Cost of inventory acknowledged in results	169,488,295	160,785,492
Employee benefits	42,954,679	32,284,867

15. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2005, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2005 and 2004, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at December 31, 2005 and 2004 (in thousand bolivars):

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241
Participation in results from joint-business companies	-	-	-	-	(919,621)

Financial income	-	-	-	-	
Financial expenses and others	-	-	-	-	(8,989,028)
Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					
Liabilities by segments	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Liabilities by corporate segments	-	-	-	-	7,657,232
Undistributed corporate liabilities	1,040,295	-	-	-	1,040,295
Total consolidated liabilities	-	-	-	-	616,349,704

2004

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	229,398,076	124,997,520	726,824	-	355,122,420
Export sales	15,993,564	12,036,948	-	-	28,030,512
Sales among					

INTERPRETE PUBLICO
X. HERNANDEZ MORA

segments – local	-	-	6,041,004	(6,041,004)	
Sales among segments – export	345,599	2,392,249	-	(2,737,848)	-
Total income	245,737,239	139,426,717	6,767,828	(8,778,852)	383,152,932
Costs and expenses	180,224,101	130,066,754	8,584,560	(8,471,081)	310,404,334
Operating results	65,513,138	9,359,963	(1,816,732)	(307,771)	72,748,598
Participation in results from joint-business companies	-	-	-	-	(369,267)
Financial income	-	-	-	-	445,324
Financial expenses and others	-	-	-	-	(10,712,351)
Results before taxes	-	-	-	-	62,112,304
Results after taxes	-	-	-	-	53,867,062
Depreciation	10,605,028	8,617,980	2,361,487	-	21,584,495
Capital investments	970,397	11,855,044	45	-	12,825,486
Balance sheet					
Assets					
Assets per segment	261,448,840	254,946,852	41,874,871	(17,722,787)	540,547,776
Assets per corporate segments	-	-	-	-	8,443,393
Participation in associated companies	1,847,041	-	-	-	1,847,041
Undistributed corporate assets	-	-	-	-	36,003,159
Total consolidated assets					586,841,369
Liabilities					
Liabilities by segments	18,068,520	26,457,136	6,662,035	(22,955,877)	28,231,814
Liabilities by corporate segments	-	-	-	-	10,235,333
Undistributed corporate liabilities	-	-	-	-	114,788,199
Total					

consolidated liabilities	153,255,346

16. OPERATING LEASING

The Company as lessor

Income form leasing property amounted to Bs.846 million of bolivars in 2005 (Bs.231 million in 2004).

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to two (2) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2005 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2005	2004
Less than a year	2,139,036	845,910
Up to two years	4,278,074	1,691,819
	6,417,110	2,537,729

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

17. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The Company and its affiliates hold balances and carry out significant transactions with related companies. As a consequence of these relations it is possible that the terms agreed among parties were not the same as those that may result from transactions with unrelated companies.

During the years 2005 and 2004 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in approximate thousand bolivars):

	2005	2004
Inventory sales	9,332,460	7,618,484
Inventory purchases	9,172,106	16,785,609
Purchases of electricity	17,426,164	14,029,667
Administrative services	25,340	24,320

The following balances receivable and payable (in thousand bolivars) were product of these transactions and of other of lesser importance:

	2005	2004
Accounts receivable:		
MANPA Centroamérica, C.A. (joint business)	7,011,952	6,499,132
Simco Recycling, Inc. (joint business)	4,816,468	3,884,667
Agroindustrial Mandioca, C.A. (associated company)	342,150	380,327
Corporación Industrial de Energía, C.A. S.A.C.A.	203,848	150,409
Turboven Maracay Company Inc. Sucursal*	31,117	31,117
Agropecuaria Mandioca, C.A. (associated company)	1,040	1,039
Turbogeneradores Maracay, C.A.*	6,921	-
	12,413,496	10,946,691
Accounts payable:		
Simco Recycling, Inc. (joint business)	4,290,388	2,629,056
Turbogeneradores Maracay, C.A.*	3,411,542	2,459,717
MANPA Centroamérica, C.A. (joint business)	763,250	-
Turboven Maracay Company Inc.*	100,160	100,160
Turboven Cagua Company Inc.*	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	-	7,195
	8,585,122	5,215,910

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

At December 31, 2005 and 2004 the Company has not created any provision for insolvencies in regard to amounts receivable from related companies, for it considers there are no doubts about their recovery.

INTERPRETE PUBLICO JUDITH X. HERNANDEZ NORA

At December 31, 2005 and 2004 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2005 to the Board of Directors for this concept amounted to Bs.469.7 million (Bs.226.4 million in the year 2004).

In addition, the Clause No.9 of the Company By-Laws sets forth that members of the Board of Directors will receive for its assistance to the Board of Directors a diet of 200 tax units. The value of tax units in effect during the years ended at December 31, 2005 and 2004 amounted to Bs.29,400 and Bs.24,700 in 2005 and Bs.24,700 Bs.19,400 in 2004, respectively. The income paid for the concept at December 31, 2005 amounted to Bs.1,058.4 million (Bs.829.9 million in the year 2004).

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2005 for the 41 persons of the Company with executive responsibilities (administrators) amounted to some Bs.5.349,7 million (some Bs.4,458.1 million in 2004 for 40 persons).

Compromises for insurances and other concepts

After employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which sots is responsibility of the Company. The amount charged to results for this concept in the year 2005 amounted to Bs.42.3 million, approximately (Bs.34.9 million in the year 2004).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2005	2004
Short-term remuneration to administrators	4,814,730	4,012,275
After-employment severance benefits	534,970	445,808

Remuneration to the Board of Directors	1,528,183	1,056,348

19. RISK MANAGEMENT

Risks of interest, type of exchange and prices

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2005 the Company did not carry out any hedgings and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At December 31, 2005 and 2004 the Company does not have significant risk concentrations different from those stated above.

Price Control

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which certain products manufactured by the Company were included.

Concentration of operations

Export sales at December 31, 2005 and 2004 represent approximately 20% and 21% of net consolidated sales, respectively.

20. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Since 2003, the National Executive and the Venezuelan Central Bank have entered into different agreements which establish the Regime to Administer Foreign Currency as well as the type of foreign exchange that will govern operations set forth in such agreements. From that date, the Commission to Administer Foreign Exchange (CADIVI) is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement. At date, CADIVI has issued several regulations related to registration, guidelines, requirements and conditions concerning the regime to administer foreign currency.

At the date of this report, obtaining of the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2005 and 2004 are described, registered in bolivars at the exchange rate of Bs.2,150 and Bs.1,920 per US$1.oo respectively (in thousand U.S. dollars):

	(in thousand US$)	
	2005	2004
Assets:		
Cash and temporary investments	5,701	10,491
Available investments for sale	4,035	345

Commercial accounts receivable	1,325	8,937
Accounts receivable to related companies	5,600	5,482
Guaranteed deposits	3,500	1,320
Advances to suppliers and sundry debtors	1,372	1,556
	21,533	28,131

	(in thousand US$)	
	2005	2004
Liabilities:		
Documents payable	-	1,295
Commercial accounts payable	19,576	11,027
Accounts payable to related companies	2,350	1,369
Accumulated expenses payable and others	1,270	1,736
	23,196	15,427

21. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$290 thousand.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2005 the open letters of credits for these concepts amount to US$13,17 million (Bs.28,324 million).

Contingencies

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,408 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2005 and 2004 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

22. RECONCILIATION OF BALANCES AT THE BEGINNING AND AT THE END OF THE YEAR 2004

International Accounting Standard (IAS) No. 1 "First-time adoption of the International Financial Standard" demands first-time adopters to present the main effects of such standards on the financial statements previously presented.

As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early approve the International Accounting Standards (IAS) to prepare and present the consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission.

The year 2005 is the first fiscal year in which the Company has presented its financial statements pursuant to the IAS. The latest consolidated financial statements presented according to the principles and standards of the CNV corresponded to the years ended at December 31, 2004. Therefore, the date of transaction to IAS´s is January 1, 2004.

Impact of transition on the consolidated balance sheet at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IASs		According to IAS
Property, plant and equipment - net	476,304,208	(31,427,847)	1	444,876,361
Spare parts	6,587,480	(6,587,480)	1	-
Investment in associates and joint businesses	4,020,200	(2,173,159)	2	1,847,041
Other assets	1,390,042	(1,390,042)	3	-
Total non current assets	488,301,930	(41,578,528)		446,723,402
Other current assets	10,325,755	(10,325,755)	4	-
Expenses paid in advance	885,614	(187,269)	9	698,345
Inventories	42,434,480	(9,663,397)	1	32,771,083
Advances to suppliers	4,813,668	(961,416)	5	3,852,252
Effects and accounts receivable – net	80,294,402	(897,290)	5	79,397,112
Investments available for sale	-	899,770	6	899,770
Cash and cash equivalents	23,142,558	(643,153)	6	22,499,405
Total current assets	161,896,477	(21,778,510)		140,117,967

TOTAL ASSETS	650,198,407	(63,357,038)		586,841,369
SHAREHOLDERS´ EQUITY	560,670,334	(127,084,311)		433,586,023

	As CNV standards	Effect for transition to IASs		According to IAS
MINORITY INTERESTS	1,712,875	(1,712,875)	7	
Other liabilities and differed credits	416,821	(416,821)	10	-
Provision for long-term seniority payment	9,691,114	(7,203,695)	9	2,487,419
Lending differed income tax	6,750,000	60,484,527	8	67,234,527
Non current liability	16,857,935	52,864,011		69,721,946
Provision for short-term seniority payment	-	2,694,704		2,694,704
Accounts payable	36,238,540	6,876,127	7	43,114,667
Documents payable	2,486,040	-		2,486,040
Obligations and commercial papers	2,937,900	(47,690)	9	2,890,210
Short-term loans	561,914	(561,914)		-
Promissory notes and bank overdrafts	12,800,000	659,268	9	13,459,268
Dividends payable	4,145,728	-		4,145,728
Taxes payable	3,575,156	11,169,627	8	14,742,783
Accumulated expenses payable	8,213,985	(8,213,985)	9	-
Total current liabilities	70,957,263	12,576,137		85,533,400
TOTAL LIABILITIES	87,815,198	65,440,148		153,255,346
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	650,198,407	(63,357,038)		586,841,369

Notes to balance reconciliation:

1. Mainly incorporation of new valuation values, analysis of spare parts inventories as components of machineries and equipment and review of useful lives, everything based on IAS 16.
2. Reverse of excess paid in purchasing Simco Recycling Inc., a foreign affiliate, based on IAS 38 instead of its repayment in 20 years as the local principle established and the effect of registration of the affiliate Manufacturas de Papel Centroamérica, C.A. for the method of participation (see 3).
3. Effect from deconsolidating the affiliate Manufacturas de Papel Centroamérica, C.A. for assets this latter had. Such deconsolidation was made based on the analysis of the joint businesses established in IAS31; registration of affiliate under IAS is made based on the method of participation.
4. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates based on the analysis of IAS 5 instead of registering it using the method of participation.
5. Effect form deconsolidating the Centro American affiliate.
6. Reclassification of financial assets based on the provisions of IAS 39.
7. The affiliate that originated the minority interest was deconsolidated as indicated in item 3.
8. Registry of differed tax mainly for differences in the accounting and tax base of certain assets according to IAS 12, not included in the local principle.
9. Reclassification of accounts to adapt presentation to that set forth in the applicable IAS.

Impact of transition on the consolidated income statement at December 31, 2004 (in thousand bolivars):

	As CNV standards	Effect for transition to IASs		According to IAS
Sales income and others	417,151,665	(33,998,733)	**1**	383,152,932
Sales cost	290,986,976	(20,131,150)	**2**	270,855,826
Gross income	126,164,689	(13,867,583)		112,297,106

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Costs and expenses:				
Sales expenses	30,507,190	(8,225,017)	1	22,282,173
Overheads and administrative expenses	17,687,956	(79,870)	6	17,608,086
Income from selling assets	(47,023)	(294,728)	6	(341,751)
Operating income	78,016,566	(5,267,968)		72,748,598
Participation in results	(3,534,010)	3,164,743	3	(369,267)
Financial costs	(3,235,011)	221,768	7	(3,013,243)
Financial income	466,638	(21,314)	7	445,324
Exchange differences - net	3,425,910	(471,217)	7	2,954,693
Other income (disbursements):				
Provision for investment	3,005,275	(2,638,964)	4	366,311
Loss in operations with securities	(7,945,773)	534,498	7	(7,411,275)
Net loss in foreign currency hedge agreements	(417,348)	-	7	(417,348)
ADR commissions	-	(646,810)	7	(646,810)
Debit tax	(3,329,929)	223,998	7	(3,105,931)
Others – net	109,478	451,774	7	561,252
Monetary result form the fiscal year	(2,866,206)	2,866,206	5	-
Income before taxes	63,695,590	(1,583,286)		62,112,304
Income tax	(16,165,082	(7,739,840)	6	(8,425,242)
Net income	47,530,508	6,156,554		53,687,062

Notes to balance reconciliation:

1. The effect comes mainly from deconsolidation of the Centro American affiliate (Bs.2,243,608 net) elimination effect of inflation amounting to Bs.27,144,204 (see note 1-c) and reclassification of certain expenses related to sales that were shown as sales expenses amounting to Bs.4,610,921.

2. Mainly the effect from deconsolidating the Centro American affiliate, eliminate the effect for inflation, and registry of higher depreciation of assets for new accounting base.
3. Effect from consolidating the affiliate Valores y Acciones 1003, C.A. and affiliates.
4. Reduction of provision for reduction of assets subject to provision for elimination of the effect of inflation for the years 2002 through 2004.
5. Elimination of the effect for inflation (see note 1-c).
6. Effect of differed tax of he year on movement of temporary differences.
7. Reclassifications of accounts to adapt presentation of provision of IAS 1.

Impact of transition on the consolidated cash flow statement for the year ended at December 31, 2004:

	As CNV standards	Effect for transition to IASs		According to IAS
Operating activities – Net cash provided for	56,694,850	12,740,003	1	43,954,847
Investing activities – Net cash used in	(17,980,522)	(4,363,066)	2	(13,617,456)
Financing activities – Net cash used in	(27,711,221)	(2,688,536)	3	(25,022,685)
Effects of inflation on cash and cash equivalents	(4,417,985)	(4,147,985)	3	-
Effect of devaluation on cash and cash equivalents	-	(3,418,780)		3,418,780
Cash increase and cash equivalents	6,855,122	(1,878,364)	1	8,733,486
Cash and cash equivalents at the beginning	16,287,436	2,521,517	3	13,765,919
Cash and cash equivalents at the end	23,142,558	643,153	1	22,499,405

Notes to balance reconciliation:

1. The effects are mainly due to the increase of the net income under the IAS and to the deconsolidation of the Centro American affiliate and the incorporation of the affiliate Valores y Acciones 1003, C.A. and affiliates.
2. The main effect comes from capitalization of assets that did not meet with the requirements set forth by IAS 16.
3. Elimination of the effect for inflation.

Exemptions used by the Company to apply the International Accounting Standards according to the provisions fo IAS 1:

The IAS 1 allows companies to adopt for the first time the IAS, the possibility to use certain exemptions in applying them. The Company assessed the accounting treatments allowed and has chosen to use the exemptions indicated below:

- Accumulated effect for translation of foreign affiliates – the Company decided reverting the accumulated effects for translation of all its foreign affiliates that had been registered.

Property, plant and equipment – the Company decided to adopt as allocated cost of its property, plant and equipment (excluding furniture and equipment that was adopted as cost attributed to the net book value), the valuation values established by independent valuation experts registered with the Venezuelan Valuation Engineering Society. Such values were determined based on replacement values for machinery and equipment, and on market values for property and automotive vehicles pursuant to the provisions of IAS 16. For property, plant and equipment of affiliate Vencaribbean Paper Products, Ltd. a cost attributed to net book value in US dollars translated at the current exchange rate at the date of the balance sheet was adopted. Useful lives of assets were reassessed based on the use expectancy and the generation of future benefits for the different assets.

Impact of transaction on consolidated shareholders' equity:

	January the 1st, 2004	December the 31st, 2004

Shareholders' equity according to CNV standards	450,363,074	560,670,334
Registry of differed income tax	(76,992,673)	(71,237,333)
Effect of incorporating valuation of property, plant and equipment	29,842,868	(55,302,446)
Effect of inflation on final inventories	(3,871,219)	(2,528,980)
Effect incorporation of net assets of Valores y Acciones 3103,C.A.	2,920,001	(5,183,332)
Effect deconsolidation of inventory of Manpa Centroamérica	(2,772,786)	(3,485,350)
Effect translation of property, plant and equipment of affiliate Vencaribbean Paper Products	1,894,989	6,322,470
Effect of translation of foreign affiliates	4,158,715	3,486,025
Effect of inflation on other non-monetary entries	(50,421)	(236,714)
Effect of result on investments available for sale	-	156,935
Others, net	(544,643)	924,414
Shareholder's equity as per consolidated balance sheet under IAS	404,947,905	433,586,023

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 5th, 2006.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2005 AND 2004
(Stated in thousand bolivars)

			Retained Earnings				
	Capital stock	Accrued result from translation of subsidiary and joint business	Legal Reserve	Updated Net Balance of retained earnings for the sole use of payment of dividends of Company shares and its subsidiaries	Undistributed	Non realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2003	69,632,690	-	6,963,269	119,593,551	208,758,395	-	404,947,905
Reasonable value of investments available for sale	-	-	-	-	-	156,935	156,935
Result from translation	-	28,224	-	-	-	-	28,224
Losses directly recognized on equity	-	28,224	-	-	-	156,935	185,159
Net income for the year	-	-	-	-	53,687,062	-	53,687,062
Total earnings and losses recognized for the year	-	28,224	-	-	53,687,062	156,935	53,872,221
Decreed dividends	-	-	-	-	(25,234,103)	-	(25,234,103)
BALANCES AT DECEMBER 31, 2004	69,632,690	28,224	6,963,269	119,593,551	237,211,354	156,935	433,586,023
Reasonable value of investments available for sale	-	-	-	-	-	(1,156,123)	(1,156,123)
Result from translation	-	178,084	-	-	-		178,084
Losses directly recognized on equity	-	178,084	-	-	-	(1,156,123)	(978,039)
Net income for the year	-	-	-	-	35,838,263	-	35,838,263
Total earnings and losses recognized for the year	-	178,084	-	-	35,838,263	(1,156,123)	34,860,224
Decreed dividends	-	-	-	-	(45,880,188)	-	(45,880,188)
BALANCES AT DECEMBER 31, 2005	69,632,690	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059

See notes to the consolidated financial statements.

END

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA